ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-183481

November 20, 2012

Martin Midstream Partners L.P.

Term Sheet

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated November 19, 2012 and the prospectus dated September 11, 2012 relating to these securities.

Issuer:	Martin Midstream Partners L.P. (Nasdaq: MMLP)

Offering Size:	3,000,000 common units representing limited partner interests

Offering Price:	$31.16 per common unit

Option to purchase additional units:	450,000 additional common units (30 days)

Proceeds, net of underwriting discounts, commissions and offering expenses:	Approximately $89,340,800.00 (excluding option to purchase additional common units) or approximately $102,801,920.00 (including exercise in full of option to purchase additional common units)

Trade Date:	November 20, 2012

Settlement Date:	November 26, 2012

CUSIP:	573331105

Joint Book-Running Managers:	RBC Capital Markets, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Robert W. Baird & Co. Incorporated BB&T Capital Markets, a division of Scott & Stringfellow, LLC Stephens Inc.

Additional Information:

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting the underwriters at the following: RBC Capital Markets, LLC, Attn: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, by telephone (877) 822-4089; BofA Merrill Lynch, Attention: Prospectus Department, Toll-Free: 866-500-5408; UBS Investment Bank, Attention: Prospectus Dept., 299 Park Avenue, New York, NY 10171, Toll-Free: (877) 827-6444, ext. 561 3884; or Wells Fargo Securities, Attention: Equity Syndicate Dept., 375 Park Avenue, New York, NY 10152, email: cmclientsupport@wellsfargo.com, or Toll-Free (800) 326-5897.

CAPITALIZATION

The following table shows our cash and cash equivalents and our capitalization as of September 30, 2012:

•	on an actual basis;

•	as adjusted to give effect to the acquisition of certain specialty lubricant packaging assets from Cross and the acquisition of all of the remaining Class A interests in Redbird; and

•

as further adjusted to give effect to: (a) the public offering of 3,000,000 common units (b) the increase in our general partner capital account of approximately $1.9 million to allow it to maintain its 2% general partner interest, and (c) the application of the net proceeds. Please read “Use of Proceeds.”

This table should be read in conjunction with our historical financial statements and the accompanying notes incorporated by reference in this prospectus supplement and the accompanying prospectus, as well as our updated financial statements contained in our Current Report on Form 8-K/A filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2012.

	September 30, 2012
	Actual	As Adjusted	As Further Adjusted
Cash and cash equivalents	$27	$27	$27

Debt, including current maturities:
Revolving credit facility(1)	77,000	348,800	257,551
8.875% Senior Notes due 2018(2)	173,312	173,312	173,312
Other	5,871	5,871	5,871

Total long-term debt	256,183	527,983	436,734

Partners’ capital
Common unitholders	403,720	261,010	350,351
General partner	6,530	6,530	8,438
Parent net investment	56,707	—	—

Total partners’ capital	466,957	267,540	358,789

Total capitalization	$723,140	$795,523	$795,523

(1)	As of November 19, 2012, borrowings under our revolving credit facility were $355.0 million.

(2)	Net of unamortized discount of $1.7 million.